Exhibit 99.1

Oriental Culture Holding LTD Announces First Half Year of 2024 Unaudited Financial Results

Hong Kong, November 12, 2024 – Oriental Culture Holding LTD. (“OCG” or the “Company”) (NASDAQ: OCG), a leading online provider of collectibles and artwork e-commerce services, today announced its unaudited financial results for the six months ended June 30, 2024.

First Half Year of 2024 Financial Highlights

●	Total revenues were approximately $0.4 million for the six months ended June 30, 2024, compared with the total revenues of approximately $0.8 million for the six months ended June 30, 2023.

●	Gross profit was approximately $0.3 million for the six months ended June 30, 2024, compared with approximately gross profit of $0.6 million for the six months ended June 30, 2023.

●	Gross margin was 65.8% for the six months ended June 30, 2024, compared with a gross margin of 76.0% for the six months ended June 30, 2023.

●	Loss from operations was approximately $2.1 million for the six months ended June 30, 2024, compared with income from operations of approximately $2.4 million for the six months ended June 30, 2023.

●	Net loss was approximately $1.9 million for the six months ended June 30, 2024, compared with approximately $2.1 million for the six months ended June 30, 2023.

●	Basic and diluted loss per share was $0.28 for the six months ended June 30, 2024, compared with $0.50 for the six months ended June 30, 2023.

Recent developments

Starting from May 13, 2024, the trading platform operated by HKDAEx limited (“HKDAEx”), a wholly owned subsidiary of the Company, for products and commodities other than collectible and artwork in Hong Kong merged with our main online platform for collectibles and artwork operated by China International Assets and Equity of Artworks Exchange Limited (the “International Exchange”), also a wholly owned subsidiary of the Company in Hong Kong, to better integrate our resources, reduce costs, and provide better customer services. The trading platform of HKDAEx and its related trading business ceased operation as of June 30, 2024.

On May 31, 2024, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain purchasers (the “Purchasers”), pursuant to which the Company sold to the Purchasers in a private placement 14,000,000 ordinary shares (the “Shares”) of the Company, at a purchase price of $0.50 per share for an aggregate price of $7,000,000 (the “Private Placement”). In connection with offering, the Company issued the warrants to the Purchasers to purchase up to an aggregate of 14,000,000 ordinary shares at an exercise price of $0.50 per share (the “Warrants”). The Warrants have a term of two years and are exercisable by the holder at any time on or after six months after the issuance date. As a result of this Private Placement, Mr. Huajun Gao and Mr. Aiming Kong’s beneficial ownership in the Company changed from 10.7% each to 2.6% each. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE.

Impact of investigation and charge against Nanjing Jinwang

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each a shareholder of Oriental Culture Holding LTD (the “Company”), were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong with charge of illegal business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a company controlled by Mr. Gao and Mr. Kong (“Nanjing Jinwang”) and prosecuted them. The Court had the trial in January 2024 and both of them are currently released on bail waiting for the judgement of the Court.

On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposit their security deposits in order to trade on the Company’s two online trading platforms which the Company has entrusted Nanjing Jinwang for escrow.

Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the variable interest entity of the Company in China because they, each had business relationship with Nanjing Jinwang.

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short-term investment in the frozen bank accounts with balances totaling approximately $17.3 million and due from Nangjng Jinwang of approximately $0.1 million relating to the Nanjing Jinwang investigation as described above as of June 30, 2024. Currently the customers can freely transfer their deposits and make their withdrawals based on their actual needs. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE.

Due to the Nanjing Jinwang case and frozen bank accounts, the business operations of the Company have been materially and negatively impacted as its customers experienced difficulties withdrawing their security deposits through online banking and have concerns regarding their deposited funds. The Company has taken remedial measures to assist its customers in withdrawing security deposits, such as through manual and in person application with the bank to transfer funds, so that they will have confidence in the Company and continue to list and trade art and collectible products on the online platforms of the Company. However, the Company’s business has been material and negatively impacted and there can be no assurance that the Company will be able to restore customer confidence in using the Company’s services efficiently or at all.

The Company has and will continue to communicate with Nan County Public Safety Bureau and other government authorities to obtain more information regarding the investigation and to attempt to unfreeze the bank accounts for the subsidiaries of the VIE. The Company will monitor the development of the case and will provide additional information concerning its impact on the Company’s business in due course.

This investigation and case against Nanjing Jinwang and slow recovery of Chinese economy after COVID-19 have negative impacted on our revenue and net income for the six months ended June 30, 2024. Our revenue decreased approximately $0.4 million from approximately $0.8 million for the six months ended June 30, 2023 to approximately $0.4 million for the same period of 2024.

Liquidity and Capital Resources

The Company typically financed its operations through internally generated cash and equity financing. As of June 30, 2024, excluding restricted cash and investments, the Company had approximately $18.8 million in cash. The Company’s working capital was approximately $23.7 million at June 30, 2024, excluding the funds that were frozen relating to Nanjing Jinwang investigation. As of June 30, 2024, cash and short term investment in the frozen bank accounts with balances totaling approximately $17.3 million and due from Nanjing Jinwang of approximately $0.5 million relating to the Nanjing Jinwang investigation. Currently the customers can freely transfer their deposits and make their withdrawals based on their actual needs.

If the Company is unable to realize its assets within the normal operating cycle of a 12-month period, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of equity or debt financing from financial institutions or investors; and

●	financial support from our related parties and shareholders.

Based on the above considerations, the Company’s management believes that it has sufficient funds to meet its working capital requirements and debt obligations as they become due over the next 12 months.

Results of Operations

The tables in the following discussion summarize our consolidated statements of income and comprehensive income for the periods indicated. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended June 30, 2024 and June 30, 2023

	For the Six Months Ended June 30,		Variance
	2024	2023	Amount	%
	(Unaudited)	(Unaudited)
Net revenues	$392,624	$722,624	$(330,000)	(45.7)%
Net revenues – related parties	54,633	76,836	(22,203)	(28.9)%
Total operating revenues	447,257	799,460	(352,203)	(44.1)%
Less: cost of revenues	(152,802)	(191,526)	38,724	(20.2)%
Gross profit	294,455	607,934	(313,479)	(51.6)%
Operating expenses	(2,373,523)	(2,997,869)	624,346	(20.8)%
Loss from operations	(2,079,068)	(2,389,935)	310,867	(13.0)%
Other income, net	205,996	261,869	(55,873)	(21.3)%
Loss before income taxes	(1,873,072)	(2,128,066)	254,994	(12.0)%
Provision for income taxes	-	8,643	(8,643)	(100.0)%
Net loss	(1,873,072)	(2,136,709)	263,637	(12.3)%
Foreign currency translation adjustment	(192,302)	(1,075,044)	882,742	(82.1)%
Comprehensive loss	$(2,065,374)	$(3,211,753)	1,146,379	(35.7)%
Weighted average number of ordinary shares outstanding – basic and diluted	6,800,280	4,245,402	2,554,878	60.2%
Basic and diluted earnings per share	$(0.28)	$(0.50)	$0.23	(45.3)%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Six Months Ended June 30,				Variance
	2024		2023		Amount	%
	Revenue	%	Revenue	%
Listing services fees(1)	$101,934	22.8%	$54,535	6.8%	$47,399	86.9%
Transaction fees(2)	224,049	50.1%	497,808	62.3%	(273,759)	(55.0)%
Marketing services fees(3)	65,763	14.7%	169,137	21.2%	(103,374)	(61.1)%
Other revenues(4)*	55,511	12.4%	77,980	9.7%	(22,469)	(28.8)%
Total operating revenues	$447,257	100.0%	$799,460	100.0%	$(352,203)	(44.1)%

*	Including $54,633 and $76,836 from related parties for the six months ended June 30, 2024 and 2023, respectively.

(1)	Listing service fees: Our performance obligation is to provide listings on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities. Listing value is the total offering price of the collectible, artwork and commodities when the units are initially listed on our trading platforms. We utilize an appraised value as a basis to determine the appropriate listing value for each collectible, artwork or commodities, or portfolio of collectibles, artwork or commodities. We recognize the related revenue upon our completion of our performance obligation to the customer as its item is successfully listed for trading on our platforms. Our standard listing fees for artwork and collectibles range from 6% to 10 % for both of the six months ended June 30, 2024 and 2023 and standard listing fees for commodities was 3% to 8% of the initial listing value for both of the six months ended June 30, 2024 and 2023. The rate is dependent on the type of listings and is negotiated on a case-by-case basis.

Total listing service fees increased by approximately $47,000 or 86.9% from approximately $55,000 for the six months ended June 30, 2023 to approximately $102,000 for the same period in 2024.There was an increase in listing values of approximately $13.4 million generated by new products listings to approximately $15.8 million for the six months ended June 20, 2024 from $2.4 million for the six months ended June 30, 2023. The numbers of new collectibles/artwork and commodities that were successfully listed on our platforms increased from 2 for the six months ended June 30, 2023 to 7 for the six months ended June 30, 2024. Our listing services was affected by the Nanjing Jinwang investigation that started in second half of 2022 and certain new listings applications were put on hold and delayed until 2024 which increased our listing service fee for the six months ended June 30, 2024.

(2)	Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork or commodities per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the collectibles, artwork or commodities after it is listed on our platform. We typically charge from 0.15% to 0.3% of the transaction value per transaction from both the purchase and sale side of the transaction resulting in an aggregate of 0.3% to 0.6% of total transaction value. Sometimes, we charge a predetermined transaction rate, which is negotiated on a case-by-case basis, for selected traders with specific large transactions. Transaction fee revenue also includes predetermined monthly transaction fees, which are negotiated on a case-by-case basis for selected traders with high trading volume, and is recognized and earned over the specified service period.

Total transaction fee revenue decreased by approximately $274,000 or 55.0% from approximately $498,000 for the six months ended June 30, 2023 to approximately $224,000 for the same period in 2024. The decrease was due to the decrease in total transaction value. Transaction fee revenue is calculated based on a certain percentage of the transaction value per transaction. Our total transaction value decreased from approximately $300 million for the six months ended June 30, 2023 to approximately $86.8 million for the same period in 2024. The decrease in the transaction value was mainly due to less transactions by the customers caused by negative impact from the freezing of bank accounts caused by the Nanjing Jinwang investigation.

(3)	Marketing service fees: Marketing service fees is what we charge for promoting and marketing our customers’ collectible or artwork. The services include assisting our customers in connection with his/her listing and trading of his/her collectible/artwork on our platform, which mainly includes consulting and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork; and assisting in the application and legal protection required for the customer’s collectible/artwork to be approved for listing on our platform. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

Marketing service agreements also include providing promotion services for customers’ items as where to place ads on well-known cultural or art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs. The marketing service fees are charged on a negotiated fixed fee basis, which is based on the type of the listing session that the customer applies for and whether the customer has listed and sold its collectibles on other platforms before, and they were not based on   the value of the underlying collectible, artwork and commodities. Marketing service contracts and fees are recognized upon the completion of all performance obligations.

Marketing service fees decreased by approximately $103,000 or 61.1% from approximately $169,000 for the six months ended June 30, 2023 to approximately $66,000 for the same period in 2024. The decrease was due to the decrease in demand for marketing services from customers to promote their listed items.

(4)	Other revenues: Other revenues primarily includes services fees for IT technical support and agency recommendation fees. IT technical support fees are negotiated on a case by case basis and is recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly revenue generated from providing consulting and training services to certain traders/agents. Upon completion of the training and consulting, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platform. Total other revenues decreased by approximately $22,000 or 28.8% from approximately $78,000, which included approximately $77,000 from providing technological services to our related parties for the six months ended June 30, 2024, to approximately $56,000, which included approximately $55,000 from providing technological services to our related parties for the same period in 2024. The decrease was primarily because we provided less consulting and training services to traders for the six months ended June 30, 2024.

Cost of Revenues

Cost of revenues decreased by approximately $39,000 or 20.2% from approximately $192,000 for the six months ended June 30, 2023 to approximately $153,000 for the same period in 2024. The decrease in cost of revenues was primarily due to the decrease in salary of approximately $26,000 and decrease in agent related fees of approximately $13,000.

Gross Profit

Gross profit decreased by approximately $313,000 or 51.6% from approximately $608,000 for the six months ended June 30, 2023 to approximately $295,000 for the six months ended June 30, 2024. Gross margin for the six months ended June 30, 2024 and 2023 were approximately 65.8% and approximately 76.0%, respectively.

Selling and Marketing Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Six Months Ended June 30,
	2024		2023		Variance
	Expense	%	Expense	%	Amount	%
Selling and marketing	$(142,039)	6.0%	$(423,930)	14.1%	$281,891	(66.5)%
General and administrative	(2,149,008)	90.5%	(2,457,804)	82.0%	308,796	(12.6)%
General and administrative – related parties	(82,476)	3.5%	(116,135)	3.96%	33,659	(29.0)%
Total operating expenses	$(2,373,523)	100.0%	$(2,997,869)	100.0%	$624,346	(20.8)%

Selling expenses decreased by approximately $0.3 million, or 66.5%, from approximately $0.4 million for the six months ended June 30, 2023 to approximately $0.1 million for the same period in 2024. The decrease was primarily due to the decrease in travel and meeting expenses of approximately $0.2 million and marketing expenses of approximately $0.1 million as we paid less commissions due to less new listings and less traders introduced by third parties.

General and Administrative Expenses

Our general and administrative expenses decreased by approximately $0.4 million, or 13.3% from approximately $2.6 million including approximately $0.1 million to a related party for the six months ended June 30, 2023 to approximately $2.2 million including approximately $82,000 to a related party for the same period in 2024. The decrease in our general and administrative expenses was primarily due to decreased professional fees of approximately $0.2 million, decreased travel and meeting related fees of approximately $56,000 and decreased office and management expenses of approximately $47,000 as we incurred less professional services and management needs due to less business and revenues during the six months ended June 30, 2024.

Other Income

Total other income decreased by approximately $0.1 million, or 21.3%, from approximately $0.3 million for the six months ended June 30, 2023 to approximately $0.2 million for the same period in 2024. The decrease was mainly due to the increase of approximately $0.4 million in impairment loss on intangible assets because of the merge of platform of HKDAEx to International Exchange, offset by the increase of approximately $0.3 million in interest income as we had approximately $1.9 million more cash as of June 30, 2024 than the same period of 2023.

Provision for Income Taxes

Our provision for income taxes amounted to nil and $8,643 for the six months ended June 30, 2024 and 2023, respectively as a result of operation losses. We also have provided 100% allowance on net operating losses from our VIE which incurred losses.

Net Loss

Our net loss decreased by approximately $0.3 million, or 12.3%, from $2.1 million for the six months ended June 30, 2023 to approximately $1.9 million for the same period in 2024. Such change was the result of the combination of the changes as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB/HKD (the functional currency of our operating entities) and the USD dollar (reporting currency).

Basic and diluted loss per share

Basic and diluted loss per share were $0.28 and $0.50 for the six months ended June 30, 2024 and 2023, respectively, a 45.3% decrease. Due to net loss, the basic and diluted shares are considered the same.

About Oriental Culture Holding LTD

OCG is an online provider of collectibles and artwork e-commerce services, which allows collectors, artists, art dealers and owners to access an art trading market with a wider range of collectibles and artwork investors. Through its subsidiaries in Hong Kong, the Company provides trading facilitation for individual and institutional customers of all kinds of collectibles, artwork and certain commodities on its online platform, and online and offline integrated marketing, storage and technical maintenance services to customers in China. For more information about the Company, please visit: www.ocgroup.hk.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@ocgroup.hk

Phone: (852) 2110-3909

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30	December 31,
	2024	2023
ASSETS

CURRENT ASSETS
Cash and equivalents	$18,781,264	$17,684,018
Restricted cash	15,554,668	14,740,676
Short-term investment	6,849,340	3,247,349
Restricted investment	1,750,295	1,741,423
Accounts receivable, net	44,603	-
Other receivables and prepaid expenses	743,553	133,705
Other receivables - related party	-	346,114
Total current assets	43,723,723	37,893,285

PROPERTY AND EQUIPMENT, NET	8,986,584	9,171,106

OTHER ASSETS
Prepaid expenses - non current	107,650	108,320
Right-of-use assets	-	11,477
Cost method investments	911,328	917,002
Intangible assets, net	61,506	529,645
Total other assets	1,080,484	1,566,444

Total assets	$53,790,791	$48,630,835

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,189,840	$2,566,655
Accounts payable - related parties	-	27,885
Deferred revenue	198,436	181,930
Other payables and accrued liabilities (included related party payable of $7,300 and $400 as of June 30, 2024 and December 31, 2023, respectively)	335,875	276,414
Taxes payable	9,365	16,825
Lease liability - current	-	11,477
Total current liabilities	2,733,516	3,081,186

Total liabilities	2,733,516	3,081,186

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	-	-
Ordinary shares, $0.00025 par value, 180,000,000 shares authorized, 20,491,340 and 6,191,340 shares issued, 18,569,340 and 4,269,340 shares outstanding as of June 30, 2024 and December 31, 2023, respectively*	5,118	1,543
Treasury shares, at cost, 1,922,000 shares issued as of June 30, 2024 and December 31, 2023, respectively	(481)	(481)
Additional paid-in capital	30,012,151	22,442,726
Subscription receivable	-	-
Statutory reserves	154,069	153,037
Retained earnings	22,814,455	24,688,559
Accumulated other comprehensive loss	(1,928,037)	(1,735,735)
Total shareholders’ equity	51,057,275	45,549,649

Total liabilities and shareholders’ equity	$53,790,791	$48,630,835

*	Shares and per share data are presented on a retroactive basis to reflect the share consolidation effected on October 10, 2023.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2024	2023
OPERATING REVENUES:
Net revenues	$392,624	$722,624
Net revenues - related parties	54,633	76,836
Total operating revenues	447,257	799,460

COST OF REVENUES:	(152,802)	(191,526)

GROSS PROFIT	294,455	607,934

OPERATING EXPENSES:
Selling and marketing	(142,039)	(423,930)
General and administrative	(2,149,008)	(2,457,804)
General and administrative - related parties	(82,476)	(116,135)
Total operating expenses	(2,373,523)	(2,997,869)

LOSS FROM OPERATIONS	(2,079,068)	(2,389,935)

OTHER INCOME
Gain from short-term investment	71,853	69,609
Interest income	414,422	107,765
Impairment loss on intangible assets	(355,941)	-
Other income, net	75,662	84,495
Total other income, net	205,996	261,869

LOSS BEFORE INCOME TAXES	(1,873,072)	(2,128,066)

PROVISION FOR INCOME TAX	-	8,643

NET LOSS	(1,873,072)	(2,136,709)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(192,302)	(1,075,044)

COMPREHENSIVE LOSS	$(2,065,374)	$(3,211,753)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	6,800,280	4,245,402

LOSS PER SHARE
Basic and diluted	$(0.28)	$(0.50)

*	Shares and per share data are presented on a retroactive basis to reflect the share consolidation effected on October 10, 2023.